SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM SUBMITS PROPOSAL FOR CANCELLATION OF SHARES HELD
IN TREASURY

São Paulo, December 5, 2008 - Braskem (BOVESPA: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces that its Board of Directors expressed favorably to the proposal of cancelling all shares held in treasury. The proposal is subject to approval by the Extraordinary Shareholders’ Meeting to be held on December 22, 2008, as per the call notice filed yesterday.

On December 4, 2008, Braskem held 16,850,657 shares in treasury, composed of 6,251,744 common shares, 10,389,665 class “A” preferred shares and 209,248 class “B” preferred shares. This amount includes: (i) 10,099,500 class “A” preferred shares acquired under the Second Share Buyback Program, initiated in March 2008; (ii) 580,331 common shares and 290,165 class “A” preferred shares from the capital reduction of its subsidiary Braskem Participações S/A; (iii) 2,108,823 common shares and 209,048 class “B” preferred shares originated from the right to withdraw regarding the acquisition of the petrochemical assets of Ipiranga Group; and (iv) 3,562,590 common shares and 200 class “B” preferred shares from the right to withdraw regarding the merger of shares issued by Grust Holdings S/A.

With the approval of the cancellation of the shares held in treasury, there will be no change in Braskem’s capital stock, which would be consisted of 507,540,997 shares, composed of 190,462,446 common shares, 316,484,733 class “A” preferred shares and 593,818 class “B” preferred shares.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and the third-largest petrochemical producer in the Americas. The company operates 19 industrial plants across Brazil and has annual production capacity of 11 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

For further information please access our website www.braskem.com.br/ir or contact the IR team:

Luiz Henrique Valverde	Luciana Ferreira
IR Director	IR Manager
Phone: (55 11) 3576 9744	Phone: (55 11) 3576 9178
luiz.valverde@braskem.com.br	luciana.ferreira@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.